Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SNYDER’S-LANCE, INC.

Article I.	The name of the corporation is Snyder’s-Lance, Inc. (the “Corporation”).

Article II.	The name of the registered agent and the street address, mailing address and county of the registered office are:

CT Corporation System
160 Mine Lake Ct, Suite 200
Raleigh, NC 27615-6417	County: Wake

Article III.	The authorized purposes of the Corporation are to engage in any and all lawful business in which a corporation organized under the North Carolina Business Corporation Act may engage.

Article IV.	The Corporation is authorized to issue 100 shares of capital stock, all of one class, designated as common stock, par value $0.01 per share.

Article V.	The number of directors of the Corporation may be fixed by the bylaws.

Article VI.	The Corporation’s principal office is located at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277 in Mecklenburg County.

Article VII.	The provisions of Article 9 and Article 9A of the North Carolina Business Corporation Act shall not apply to the Corporation.

Article VIII.	To the full extent then permitted by the North Carolina Business Corporation Act as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the shareholders may be taken by written consent without a meeting and without prior notice by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated written consent must be filed with the Secretary of the Corporation to be kept in the corporate minute book, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this section. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. A shareholders’ consent to action taken without meeting may be in electronic form and delivered by electronic means.

Notwithstanding the provisions of Section 55-7-04(d) of the North Carolina Business Corporation Act, the Corporation is not required to give the shareholders written notice of the proposed action at least ten (10) days before the action is taken in the event that shareholder approval is required for (i) an amendment to these Articles of Incorporation; (ii) a plan of merger or share exchange; (iii) a plan of conversion; (iv) the sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation’s property; or (v) a proposal for dissolution, and the approval is to be obtained through action without meeting.

Article IX.	To the fullest extent permitted by applicable law, no director of the Corporation shall have any personal liability arising out of any action whether by or in the right of the Corporation or otherwise for monetary damages for breach of his or her duty as a director. This Paragraph shall not impair any right to indemnity from the Corporation which any director may now or hereafter have. Any repeal or modification of this Paragraph shall be prospective only and shall not adversely affect any limitation hereunder on the personal liability of a director with respect to acts or omissions occurring prior to such repeal or modification.